H1 2026 Financial Results 1 P ic tu re : 4 0 7 ET R (C a n a da ) July 28, 2026 H1 2026 FINANCIAL RESULTS

H1 2026 OVERVIEW

Strong performance driven by Highways and Construction businesses

- **Highways:** Outstanding revenue growth across North American highways
- **Construction:** Solid revenue growth while maintaining profitability target (3.5% adj. EBIT[1] mg in H1 2026)
- **Airports:** NTO has submitted a completion remedial plan with March 2027 as the date for Phase A DBO

Net cash ex-infra projects[2]: €1,307M

- Construction operating cash flow (ex-tax payments, ex-dividend): €329M
- Dividends collected from projects of €378M
- Divestments of €96M, mainly from Silvertown Tunnel in the UK (€40M), and Transchile, Transmission lines in Chile (€38M)
- Equity injections in NTO of €63M
- Cash dividend and treasury shares purchases of €398M

Recent Developments

- Bidding submitted for I-24 Southeast Choice Lanes in Tennessee and I-285 East in Georgia in July 2026
- Ferrovial's bid for D35 Highway in the Czech Republic was noted as the most cost-effective, the bid's technical evaluation process is ongoing

Picture: I-66 (USA)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the H1 2026 Results Report.

(2) Consolidated Net Debt of ex-infrastructure project companies: -€1,307M. Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the H1 2026 Results Report.

ferrovial | H1 2026 Financial Results

407 ETR

SOUND REVENUE GROWTH DESPITE MACRO SOFTENING

2026 PERFORMANCE vs. 2025 (Q2 & YTD)

CAD M	Q2 2026	VAR.	H1 2026	VAR.
Traffic (VKT M)	722	*-2.7%*	1,289	*1.8%*
Revenue	616	*17.7%*	1,108	*18.7%*
EBITDA	549	*23.7%*	952	*24.4%*
EBITDA mg	*89.1%*		*85.9%*	
Avg revenue per trip (CAD)	19.9	*22.2%*	19.5	*17.7%*

CAD M	Q2 2026	VAR.	H1 2026	VAR.
Toll Revenue	589	*18.7%*	1,055	*20.2%*
Fee Revenue	26	*-5.9%*	50	*-10.6%*
Contract Revenue	1	*n.a.*	3	*n.a.*
Total Revenue	616	*17.7%*	1,108	*18.7%*

- In H1 2026, Toll revenue growth primarily driven by higher toll rates
- In H1 2026 EBITDA includes a Schedule 22 provision (CAD 5.5M vs. CAD 45.2M in H1 2025)

H1 2026 TRAFFIC (VKTs) & EBITDA PERFORMANCE vs. H1 2025



Traffic
EBITDA
8.2%
25.4%
-2.7%
23.7%
1.8%
24.4%
Q1
Q2
H1

- Lower Q2 traffic vs. 2025, primarily reflecting softer economic activity, together with a decrease in rehabilitation construction on alternative highways and unfavorable weather conditions
- Commercial promotions continued during Q2 2026 (started in March 2025), with a more targeted approach that continues to enhance customer value while supporting EBITDA growth

STRONG GROWTH IN DIVIDENDS

Dividend distributed in Q2
CAD500M
CAD 200M in Q2 2025

+

Q3 Dividend approved
CAD550M
CAD 250M in Q3 2025

ferrovial | H1 2026 Financial Results

Note: 407 ETR is consolidated through equity method in Ferrovial's accounts (48.29% stake). Data shown are based on 407 ETR's publicly reported information

3

DFW MANAGED LANES

STRONG UNDERLYING DEMAND GROWTH CONTINUES TO SUPPORT TRAFFIC PERFORMANCE

2026 PERFORMANCE vs. 2025 (Q2 & YTD)

	NTE				LBJ				NTE35W			
USD M	Q2 2026	VAR.	H1 2026	VAR.	Q2 2026	VAR.	H1 2026	VAR.	Q2 2026	VAR.	H1 2026	VAR.
Transactions (M)	9	-0.6%	18	-2.0%	13	6.9%	23	2.9%	14	-0.2%	26	0.4%
Revenue/transaction	10.2	19.5%	10.1	18.9%	5.8	11.8%	5.8	11.7%	8.0	17.3%	7.9	17.3%
Revenue	96	19.2%	180	16.3%	74	19.4%	135	14.9%	109	17.0%	204	17.6%
Adj. EBITDA[1]	82	17.9%	153	14.7%	63	20.7%	113	15.2%	89	19.1%	165	18.6%
Adj. EBITDA mg[1]	85.7%		85.3%		84.9%		83.7%		81.7%		81.1%	
Revenue sharing (incl. at Adj. EBITDA level)	4.1	205.6%	6.5	143.3%	-		-		8.3	68.8%	15.8	60.1%

NTE

- Traffic impacted by the ongoing Capacity Improvement construction works
- The Capacity Improvement project is expected to be completed by the end of 2026

LBJ

- Traffic trends improved significantly as construction works on the I-635 feeder corridor approached completion, driving stronger usage of the LBJ Express

NTE35W

- Traffic performance impacted by:
  - Increased congestion in an entry/exit point to the MLs, creating bottlenecks
  - Finalization of capacity restrictions due to construction works on nearby road 121

Strong underlying demand across Texas continued to support traffic performance, despite temporary impacts from construction works (NTE) or bottlenecks (NTE35W) and worse weather conditions compared with Q2 2025

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the H1 2026 Results Report.

ferrovial | H1 2026 Financial Results

4

H1 2026 Financial Results 5 P ic : L B J 5 Growth % vs. H1 2025 REVENUE PER TRANSACTION DFW MANAGED LANES DOUBLE-DIGIT GROWTH IN REVENUE PER TRANSACTION, OUTPACING INFLATION FAVORABLE TRAFFIC MIX AND MORE MANDATORY MODE EVENTS IN NTE & NTE35W VS. 2025 H1 2026 DIVIDEND DISTRIBUTION (100%): P ic tu re : N T E (U SA ) $118M $61M $143M Soft Cap update in 2026 +2.7% (1) 18.3% 11.5% 17.3% 19.5% 11.8% 17.3% 18.9% 11.7% 17.3% Q1 Q2 H1 Q1 Q2 H1 Q1 Q2 H1 NTE LBJ NTE35W • Favorable traffic mix driven by higher heavy vehicles volumes and the technology enhancements starting in 2025, improving vehicle classification • Increased mandatory mode events in NTE & NTE35W vs. H1 2025 $108M in H1 2025 $52M in H1 2025 $99M in H1 2025 (1) U.S. annual inflation rate for the 12 months ending in December 2025 5

I-66

ROBUST TRAFFIC & REVENUE GROWTH

2026 PERFORMANCE vs. 2025 (Q2 & YTD)

USD M	Q2 2026	VAR.	H1 2026	VAR.
Transactions (M)	10	*8.7%*	18	*8.5%*
Revenue/transaction	9.4	*11.7%*	9.1	*8.7%*
Revenue	98	*21.1%*	170	*17.9%*
Adj. EBITDA[1]	81	*23.7%*	139	*20.4%*
Adj. EBITDA mg[1]	*83.0%*		*82.0%*	

- Strong revenue performance driven by increased traffic, despite adverse weather in H1 2026, and higher toll rates

REVENUE PER TRANSACTION

Growth % vs. H1 2025



4.9%
11.7%
8.7%
Q1 2026
Q2 2026
H1 2026

$80M
DIVIDEND DISTRIBUTION (at 100%)

$64M in H1 2025

I-77

LIMITED CONGESTION IN THE CORRIDOR

2026 PERFORMANCE vs. 2025 (Q2 & YTD)

USD M	Q2 2026	VAR.	H1 2026	VAR.
Transactions (M)	11	*-4.8%*	20	*-5.2%*
Revenue/transaction	3.4	*9.9%*	3.3	*11.8%*
Revenue	37	*5.4%*	67	*6.3%*
Adj. EBITDA[1]	22	*-0.6%*	37	*-5.4%*
Adj. EBITDA mg[1]	*59.8%*		*55.2%*	
Revenue sharing[2]	7.6	*26.0%*	15.6	*51.5%*

- Traffic in H1 2026 affected by:
  - Lower congestion in the corridor
  - Q1 negatively impacted by last year's traffic uplift driven by post-hurricane closures of alternative routes
  - Less favorable weather conditions vs. same period last year
- Adj. EBITDA was negatively impacted by a step-up in the revenue-share band (25% to 50%). This negative impact on EBITDA is largely a first-year effect and is expected to normalize over time as revenues grow within the new band.

REVENUE PER TRANSACTION

Growth % vs. H1 2025



14.2%
9.9%
11.8%
Q1 2026
Q2 2026
H1 2026

$18M
DIVIDEND DISTRIBUTION (at 100%)

$22M in H1 2025

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the H1 2026 Results Report.
(2) Including Revenue sharing from extended vehicles

ferrovial | H1 2026 Financial Results
6

H1 2026 Financial Results 7 NEW TERMINAL ONE AT JFK 92% OF CONSTRUCTION COMPLETED DALAMAN INTERNATIONAL TRAFFIC IMPACTED BY MIDDLE EAST CONFLICT • Passengers reached 1.8mn in H1 2026 (-8.1% vs. H1 2025), driven by lower international volumes due to geopolitical challenges in the Middle East. • NTO has submitted a completion remedial plan with March 2027 as the date for Phase A DBO • 92% construction progress. The remaining activities are systems integration, coordination among different stakeholders on site, and testing and commissioning • As of the date of publication of this report, NTO has reached 32 agreements with airlines (24 executed agreements and 8 letters of intent) • Equity commitments completed following the €63 million contribution in Q2 2026 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the H1 2026 Results Report. P ic tu re : N ew T er m in a l O n e, N Y (U SA ) 2026 PERFORMANCE vs. 2025 (Q2 & YTD) EUR M Q2 2026 VAR. H1 2026 VAR. Passengers (M) 1.5 -10.8% 1.8 -8.1% Revenue 23 -11.6% 26 -10.3% Adj. EBITDA1 18 -15.4% 17 -13.7% Adj. EBITDA mg1 78.9% 67.4% 7 €1,041M Total Investment

CONSTRUCTION

SOLID REVENUE GROWTH AND SUSTAINED PROFITABILITY

2026 PERFORMANCE vs. 2025 (Q2 & YTD)

EUR M	Q2 2026	Q2 2025	% VAR.	H1 2026	H1 2025	% VAR.	% VAR. LfL[1]
Revenue	2,075	1,869	*11.0%*	3,700	3,454	*7.1%*	*9.7%*
Adj. EBITDA[1]	128	104	*22.8%*	223	191	*16.6%*	*18.3%*
Adj. EBITDA mg[1]	*6.2%*	*5.6%*		*6.0%*	*5.5%*		
Adj. EBIT[1]	81	67	*20.6%*	131	119	*9.7%*	*10.3%*
Adj. EBIT mg[1]	*3.9%*	*3.6%*		*3.5%*	*3.4%*		

- **Budimex** maintains healthy margins (6.9% adj. EBIT mg[1] vs 7.3% in H1 2025), with higher revenues (+6.3% LfL)
- **Webber:** Continued growth in activity (+24.2% LfL revenues vs H1 2025) translated into higher profitability, with adj. EBIT margin[1] expanding to 3.4% (vs. 2.7% in H1 2025) due to positive operating leverage
- **Ferrovial Construction:** stable margins (1.5% adj. EBIT mg[1] vs 1.6% in H1 2025), with increased revenue levels (+4.0% LfL vs H1 2025)

HEALTHY ORDER BOOK[1] AT ALL-TIME HIGH

- €2,645M contracts not included in June 2026 order book (pre-awards or pending financial close)
- Breakdown by geography:


47.9%
22.9%
14.0%
10.8%
4.4%
North America
Poland
Spain
UK
RoW

€18B
+2.8% LfL (2)

OPERATING CASH FLOW

- Construction operating cash flow (ex-tax payments): **€329M** (vs -€104M in H1 2025) mainly driven by pre-payments and compensations received in North America.


Picture: Ontario Line project (Canada)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the H1 2026 Results Report.
(2) Order book vs Dec. 2025.

ferrovial | H1 2026 Financial Results
8

H1 2026 Financial Results 9 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the H1 2026 results report P&L Q2 & H1 2026 P ic tu re : I- 6 6 ( U SA ) 9 EUR mn Q2 2026 Q2 2025 H1 2026 H1 2025 Revenue 2,603 2,410 4,701 4,469 Adjusted EBITDA 1 425 347 746 655 Depreciation -132 -115 -255 -224 Adjusted EBIT 1 293 233 491 431 Disposals & impairments 29 -22 28 275 Operating profit/(loss) 322 211 519 706 Financial Results -84 -29 -214 -146 Financial Result from infrastructure projects -94 -98 -212 -211 Financial Result from ex-infrastructure projects 10 69 -2 65 Equity-accounted affiliates 79 60 135 104 Profit/(loss) before tax from continuing operations 317 241 440 664 Income tax -40 -7 -47 -15 Net profit/(loss) from continuing operations 277 234 393 649 Net profit/(loss) from discontinuing operations 7 13 7 13 Net profit/(loss) 284 247 400 662 Net profit/(loss) attributed to non-controlling interests -9 5 -73 -142 -122 Net profit/(loss) attributed to the parent company 189 174 258 540

H1 2026 Financial Results 10 H1 2026 CHANGE IN CONSOLIDATED NET DEBT1 EX-INFRASTRUCTURE PROJECT COMPANIES (€ M) (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the H1 2026 Results Report. - 2,729 3,714 4,070 378 329 (74) (48) (187) 57 96 (398) (529) 20 - 2,406 Dividends from projects Construction Op. Cash Flow (ex-tax payments, ex- dividends) Other cash flows from (used in) operating activities (ex-tax payments) Tax payments Cash flows from (used in) investing activities (ex- Interests received & ex- Divestments) Interest received and other investing activities cash flows Divestments Cash dividend and treasury share purchases Other cash flows from (used in) financing activities Effect of exchange rate on Cash & Cash equivalents CASH FLOWS EUR -356 M FINANCING (EUR -908 M)INVESTING (EUR -33 M)OPERATING (EUR +585 M) NET DEBT EUR -1,341 CASH CASH DEBT & OTHERS DEBT & OTHERS CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR -323 M FY 2025 H1 2026 NET DEBT EUR -1,307M

H1 2026 Financial Results 11 Q&A 5 P ic tu re : N T E (U SA )

H1 2026 Financial Results 12 DISCLAIMER This presentation has been produced by Ferrovial N.V. (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial N.V., individually or together with its consolidated subsidiaries, as the context may require. Neither this presentation nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation contains forward-looking statements. Any express or implied statements contained in this presentation that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, volatility or increases in inflation rates and rates of interest, exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts including from, for example, changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number of major projects; risks related to government contracting; the impact of competitive pressures in our industries, including on bid success and pricing; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, and our ability to meet contractual expectations with respect thereto; the impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; the impact of certain swaps and hedging arrangements we enter into from time to time; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing or conflicting expectations in connection with sustainability and ESG matters; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this presentation has been derived from industry or other third- party sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures and Non-IFRS Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, and other financial or operational measures that are not presented in accordance with IFRS (collectively, "non-IFRS measures") that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure and they may be, and in some cases are used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and should not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. We believe, these are generally consistent with the main indicators used by the community of analysts and investors in the capital markets, however, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in the Company’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2025. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

H1 2026 Financial Results 13 INVESTOR RELATIONS +34 91 586 25 65 +31 207 983 700 ir@ferrovial.com www.ferrovial.com P ic tu re : N T E (U SA )